UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

NZ Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

629497108

(CUSIP Number)

Frank M. Placenti, Esq.
Bryan Cave LLP
Two North Central Avenue, Suite 2200
Phoenix, Arizona 85004
Telephone: (602) 364-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2001

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 629497108	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sun NZ, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER	0 2,985,583 0 2,985,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,985,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	43.8%

14	TYPE OF REPORTING PERSON	OO

CUSIP No. 629497108	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sun NMA, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER	0 2,985,583 0 2,985,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,985,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	43.8%

14	TYPE OF REPORTING PERSON	CO

CUSIP No. 629497108	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William A. Pope

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER	0 2,985,583 0 2,985,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,985,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	43.8%

14	TYPE OF REPORTING PERSON	IN

CUSIP No. 629497108	13D	Page 5 of 10 Pages

Item 1. Security and Issuer

     This constitutes Amendment No. 2 (the “Amendment”) to the statement on Schedule 13D, filed May 9, 1994 (the “Initial Statement”), with respect to the Common Stock, no par value (the “Common Stock”), of NZ Corporation (the “Issuer”), an Arizona corporation formerly known as New Mexico and Arizona Land Company, with principal executive offices located at 333 North 44th Street, Suite 420, Phoenix, Arizona, 85008. This Amendment amends and restates the Initial Statement as amended by Amendment No. 1 filed November 25, 1994 (“Amendment No. 1”).

Item 2. Identity and Background

     (a)  This statement is being jointly filed by Sun NZ, L.L.C. (“Sun NZ”), Sun NMA, Inc. (“Sun NMA”), and William A. Pope. Sun NZ is an Arizona limited liability company managed by Sun NMA, an Arizona corporation. William A. Pope serves as President of Sun NMA. Sun NMA and William Pope are deemed to have beneficial ownership of the shares of Common Stock owned by Sun NZ based on their status as Managing Member and President of the Managing Member, respectively, of Sun NZ. Sun NZ, Sun NMA, and William A. Pope are sometimes collectively referred to herein as the “Reporting Persons.”

     Sun NZ has three members as follows: Orion Finance Limited, a Cayman Island corporation; BHL of California, Inc., a California corporation; and Sun NMA, an Arizona corporation. As indicated on Amendment No. 1, a fourth member of Sun NZ, Maxima Funds Holdings, L.L.C. Ltd., an Arizona limited liability company, is no longer a member of Sun NZ.

     The principal stockholder, executive officer and director of Orion Finance Limited is Taikichi Ito, a citizen of Japan.

     The principal stockholder of BHL of California, Inc. is Forward Link Nederland B.V., a Dutch corporation. The executive officers and directors of BHL of California, Inc. are: William A. Pope, a U.S. citizen, President and director; Stephen E. Renneckar, a U.S. citizen, Vice President, Secretary and director; and Chee S. Yaw, a citizen of Malaysia, Executive Vice President and Chief Financial Officer.

     The principal stockholder of Forward Link Nederland B.V. is Forward Link Netherlands Antilles N.V., a Netherlands Antilles corporation. The principal stockholder of Forward Link Netherlands Antilles N.V. is Forward Link Corporation, a British Virgin Islands corporation. The principal stockholder of Forward Link Corporation is Chee Ming Yaw, a citizen of Malaysia. The three Forward Link corporations referred to above are privately held. After inquiry, the Reporting Persons were unable to identify the executive officers and directors of these corporations. However, all of these corporations are controlled by Chee Ming Yaw and/or Chee Chik Yaw.

     The principal stockholder of Sun NMA is SunChase Holdings, Inc., an Arizona corporation. The executive officers and directors of Sun NMA are: William A. Pope, a U.S. citizen, President and director; and Stephen E. Renneckar, a U.S. citizen, Vice President, Secretary and director.

     The principal stockholder of SunChase Holdings, Inc. is Universe, Ltd., a Liberian corporation. The executive officers and directors of SunChase Holdings, Inc. are: William A. Pope, a U.S. citizen, President and director; Chee S. Yaw, a citizen of Malaysia, Executive Vice President and director; and Stephen E. Renneckar, a U.S. citizen, Vice President, Secretary and director.

     Universe Ltd. is controlled by Hiew Tek Seng and the Yaw family, all citizens of Malaysia. The executive officers and directors of Universe, Ltd. are: William A. Pope, a U.S. citizen, President and

CUSIP No. 629497108	13D	Page 6 of 10 Pages

director; Stephen E. Renneckar, a U.S. citizen, Vice President and director; and Chee S. Yaw, a citizen of Malaysia, Executive Vice President.

     (b)  The principal business address for all persons and entities listed above is c/o SunChase Holdings, Inc., 2525 East Camelback Road, Suite 888, Phoenix, Arizona 85016.

     (c)  The principal business of all persons and entities listed in Item 2(a) is real estate holdings.

     (d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e)  The citizenship of each Reporting Person is set forth in Item 2(a).

Item 3. Source and Amount of Funds or Other Consideration

     Sun NZ purchased 1,246,175 shares of the Issuer's Common Stock from Burlington Resources, Inc. in a private transaction on April 28, 1994, for $9,100,000 paid in cash. The funds used to purchase the Common Stock were from the working capital of Sun NZ. The working capital of Sun NZ was provided by capital contributions by three of its members as follows: $4,650,000 from Orion Finance Limited; $4,650,000 from BHL of California, Inc.; and $400,000 from Sun NMA. All capital contributions to Sun NZ were made from each member's working capital. In addition, Sun NZ paid $5,000 in cash for an option to purchase 1,246,175 shares of Common Stock exercisable for a price to be determined by an option pricing committee of the Issuer's Board of Directors. Sun NZ never exercised this option which subsequently expired.

Item 4. Purpose of Transaction

     The purpose of the original purchase of Common Stock was to obtain control of the Issuer. In connection with the purchase, James Becker, Burlington Resources, Inc.'s representative on the Issuer's Board of Directors, resigned. Four new directors were elected: Mari P. Berry, Vice President and General Manager of Sterling Pacific Management Services, Inc.; Sherman O. Kasper, President of Georgia 400 Industries, Inc.; Stephen E. Renneckar, Vice President and General Counsel of SunChase Holdings, Inc.; and Richard A. Wessman, President of Sterling Pacific Assets Inc.

     On July 9, 2001, Sun NZ entered into a Stock Purchase Agreement with Lipid Sciences, Inc., a Delaware Corporation (“Lipid Sciences”), pursuant to which Sun NZ agreed to sell 1,505,402 shares of the Issuer’s Common Stock to Lipid Sciences. Concurrently, Lipid Sciences entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, which provides that Lipid Sciences will merge with and into the Issuer (the “Merger”), with the Issuer being the surviving corporation after the Merger. Under the terms of the Stock Purchase Agreement, Sun NZ has agreed to vote all the shares of the Issuer’s Common Stock that it beneficially owns in favor of the Merger. The closing under the Merger Agreement is conditioned on the closing of the Stock Purchase Agreement. The closing under the Stock Purchase Agreement is conditioned on the satisfaction or waiver of the conditions to the closing under the Merger Agreement and the certification by the Issuer and Lipid Sciences of their immediate intention to consummate the transactions under the Merger Agreement. If the Merger is consummated, the 1,505,402 shares of Common Stock acquired by Lipid Sciences pursuant to the Stock Purchase Agreement will be cancelled.

     The name of the surviving corporation will be Lipid Sciences, Inc. If the Merger is completed, stockholders of Lipid Sciences will receive 1.55902 shares of the Issuer’s Common Stock for each share of Lipid Sciences common stock, and the holders of warrants and options to acquire shares of Lipid Sciences common stock will receive the right to acquire equivalent shares of the Issuer’s Common Stock, based on the same ratio.

     Following the Merger, the Issuer’s Articles of Incorporation and Bylaws will govern the surviving corporation. As a condition to the Merger, the stockholders of the Issuer must approve proposals to amend the Issuer’s Articles of Incorporation as follows: (i) to change the name of the Issuer to “Lipid Sciences, Inc.”; (ii) to increase the Issuer’s capital stock from 40,000,000 to 85,000,000 shares, of which 75,000,000 shares will be designated shares of Common Stock and 10,000,000 shares will be designated as shares of preferred stock; (iii) to remove the provision requiring each director of the Issuer to be a stockholder of the Issuer; and (iv) to provide for the right of Sun NZ to nominate one-third of the number of the Issuer’s directors if the entire board of directors consists of nine or more persons or two directors if the entire board of directors consists of eight or less persons, subject to reduction or

CUSIP No. 629497108	13D	Page 7 of 10 Pages

elimination if Sun NZ fails to own a certain minimum number of the Issuer’s shares of Common Stock. Furthermore, as a condition to the Merger, the stockholders of the Issuer must approve a proposal to approve the Issuer’s Performance Equity Plan.

     As a condition to the Merger, the stockholders of the Issuer must approve a proposal to elect Messrs. Christopher A. Marlett, Phil Radlick, Bill E. Cham, and Gary S. Roubin, all of whom are current directors of Lipid Sciences, together with Messrs. William A. Pope and Frank M. Placenti, as nominees of Sun NZ, as directors of the surviving corporation immediately following the Merger’s effective time (as defined in the Merger Agreement). In addition, the seven current officers of Lipid Sciences will continue to serve in their respective offices of the surviving corporation following the Merger. Messrs. R. Randy Stolworthy and Jerome L. Joseph, currently officers of the Issuer, will remain employed following the Merger to assist with the orderly liquidation of substantially all of the Issuer’s assets.

     Consummation of the Merger is subject to certain customary closing conditions, including: (1) without supplementation, the representations and warranties of the Issuer and Lipid Sciences set forth in the Merger Agreement are materially true and correct in all respects as of the Merger’s closing date; (2) the Issuer and Lipid Sciences have performed and complied with all of their covenants, obligations and agreements contained in the Merger Agreement; (3) the Issuer and Lipid Sciences have received written evidence satisfactory to them that all consents and approvals required for the consummation of the transactions contemplated hereby have been obtained, and all required filings have been made; (4) the Issuer and Lipid Sciences have received all of the agreements, documents and items specified in the Merger Agreement; (5) each of the Issuer or Lipid Sciences has not suffered any material adverse change (as defined in the Merger Agreement) in its assets, liabilities, prospects, financial condition or business; (6) no action or proceeding by any governmental authority or other person has been instituted or threatened that is likely to have a material adverse effect (as defined in the Merger Agreement) on either the Issuer or Lipid Sciences, or could enjoin, restrain or prohibit, or could result in substantial damages in respect of, any provision of the Merger Agreement or the consummation of any related transactions; (7) the Issuer and Lipid Sciences have received certain legal opinions; (8) the stockholders of the Issuer and Lipid Sciences have approved the Merger; (9) the registration statement on Form S-4 has been declared effective by the SEC and no stop order is threatened or effective against the registration statement; (8) the fairness opinion of the Issuer’s financial advisor has not been withdrawn; (10) the Stock Purchase Agreement is in full force and effect and the transactions contemplated thereby have been consummated immediately prior to the Merger; (11) the Issuer’s stockholders have approved the amendments to the Issuer’s articles of incorporation to the effect that the Issuer’s name will be changed to Lipid Sciences, Inc., the shares of the Issuer’s authorized stock will be increased to 85,000,000 and the Issuer’s authorized shares of common stock will be increased to 75,000,000, the requirement that each of the Issuer’s directors must also be a stockholder has been removed, and Sun NZ shall have the right to nominate persons to the board as set forth in the Stock Purchase Agreement; (12) the Issuer’s 2001 Performance Equity Plan has been approved; (13) the directors identified in the Merger Agreement as directors of the surviving corporation have been elected as directors as of the effective time; (14) during the period commencing on the date the registration statement on Form S-4 is declared effective by the SEC and the effective time, a volume of 250,000 shares or more of the Issuer’s Common Stock has traded at a sale price per share of $6.50 or more; (15) Lipid Sciences has entered into a consulting agreement with Dr. Bill E. Cham, which agreement will be reasonably satisfactory to the Issuer; (16) Lipid Sciences has entered into agreements with each of its employees as of the date of the Merger Agreement that provide that their work is the property of Lipid Sciences and otherwise protects the

CUSIP No. 629497108	13D	Page 8 of 10 Pages

intellectual property of Lipid Sciences; and (17) the Issuer’s directors in office immediately prior to the effective time, will tender their resignation as the Issuer’s directors.

Item 5. Interest in Securities of the Issuer

     Based on information known to the Reporting Persons, there were 6,816,936 shares of the Issuer’s Common Stock outstanding as of July 9, 2001.

     (a)  The Reporting Persons beneficially own 2,985,583 shares or approximately 43.8% of the Issuer’s Common Stock.

     (b)  Sun NZ owns 2,985,583 shares or approximately 43.8% of the Issuer’s Common Stock. Sun NZ, by virtue of its ownership, and Sun NMA and William A. Pope, in their capacities as Managing Member and President of the Managing Member, respectively, share the power to vote or to direct the vote and dispose or direct the disposition of the 2,985,583 shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons. In addition, pursuant to the Stock Purchase Agreement between Sun NZ and Lipid Sciences, described more fully in Items 4 and 6 herein, Lipid Sciences shares the power to direct the vote of 2,985,583 shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons.

     (c)  The Reporting Persons have effected no transactions in the Common Stock of the Issuer during the past 60 days, except as otherwise set forth in Item 4 hereof.

     (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of Issuer’s Common Stock.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     As described above in Item 4, on July 9, 2001, Sun NZ entered into a Stock Purchase Agreement with Lipid Sciences, pursuant to which Sun NZ agreed to sell shares of the Issuer’s Common Stock to Lipid Sciences. More specifically, Sun NZ has (1) agreed to sell 1,505,402 shares (the “Purchased Shares”) of the Issuer’s Common Stock to Lipid Sciences at a price per share of $8.00, for an aggregate purchase price of $12,043,216; (2) agreed to vote its shares of the Issuer’s Common Stock under the terms of the Stock Purchase Agreement as follows: (a) in favor of the Merger Agreement and the Merger, the approval of the terms thereof and all the transactions contemplated thereby, and any other transaction proposed by the Issuer including, but not limited to, voting in favor of each of the proposals to be voted upon by the Issuer’s stockholders at the Issuer’s annual meeting including the proposals set forth above in paragraphs three and four of Item 4; (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of Sun NZ under the Stock Purchase Agreement; and (c) against any of the following except as contemplated in the Merger Agreement: (A) any extraordinary corporate transaction or (B) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries and affiliates or a reorganization, recapitalization or liquidation of the Issuer; and (3) granted to Lipid Sciences an irrevocable proxy to vote Sun NZ’s shares of the Issuer’s Common Stock in a manner consistent with (2) above. Under the terms of the Stock Purchase Agreement, if the fundamental

CUSIP No. 629497108	13D	Page 9 of 10 Pages

economic provisions (as defined in the Stock Purchase Agreement) of the Merger Agreement are modified by the Issuer and Lipid Sciences after the execution of the Stock Purchase Agreement, then Sun NZ shall not be required to vote any of the Purchased Shares and all other Common Stock held of record or beneficially by Sun NZ or over which Sun NZ has the right to direct the vote for any of the matters set forth above in paragraphs three and four of Item 4, and the proxy granted by Sun NZ to Lipid Sciences may be revoked by Sun NZ. The term “fundamental economic provision” includes any provision that modifies the fundamental rights or obligations of the Issuer or Lipid Sciences under the Merger Agreement. If the Merger is consummated, the Purchased Shares acquired by Lipid Sciences pursuant to the Stock Purchase Agreement will be cancelled.

     The information set forth, or incorporated by reference, in Item 4 is hereby incorporated herein by reference. Copies of the Stock Purchase Agreement and the Merger Agreement are included as Exhibits 1 and 2, respectively, to this statement on Schedule 13D. To the best of the Reporting Persons’ knowledge, except as described in this statement on Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

     The following materials are filed as Exhibits to this Schedule 13D.

Exhibit 1*	Stock Purchase Agreement, dated July 9, 2001, between Lipid Sciences, Inc. and Sun NZ, L.L.C.

Exhibit 2*	Agreement and Plan of Merger, dated July 9, 2001, between Lipid Sciences, Inc. and NZ Corporation

Exhibit 3	Joint Filing Agreement

*     Incorporated by reference to the Issuer’s report on Form 8-K dated July 11, 2001.

CUSIP No. 629497108	13D	Page 10 of 10 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William A. Pope Sun NZ, L.L.C. By: William A. Pope For Sun NMA, Inc. Managing Member

Date:	July 19, 2001

/s/ William A. Pope Sun NMA, Inc. By: William A. Pope President

Date:	July 19, 2001

/s/ William A. Pope William A. Pope

Date:	July 19, 2001

EXHIBIT INDEX

Exhibit 1*	Stock Purchase Agreement, dated July 9, 2001, between Lipid Sciences, Inc. and Sun NZ, L.L.C.

Exhibit 2*	Agreement and Plan of Merger, dated July 9, 2001, between Lipid Sciences, Inc. and NZ Corporation

Exhibit 3	Joint Filing Agreement

*     Incorporated by reference to the Issuer’s report on Form 8-K dated July 11, 2001.